February 15, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Don Abbott, Accounting Reviewer
Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation
Form 10-K for the Fiscal Year Ended July 31, 2011
Filed October 14, 2011
File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated February 6, 2012, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2011 (the “Annual Report”). For ease of reference, we have set forth below the Staff's comments followed by the Company's response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.

General

1.	You disclose on pages 3 and 31 that you have submitted regulatory dossiers for your oral insulin formulation to Syria, Iran, and Sudan. You indicate on page 12 that you anticipate sales of that product to countries in Latin America, a region that can be understood to include Cuba. In addition, you disclose on pages 2, 4, and elsewhere that your wholly-owned subsidiary, Antigen Express, Inc., is developing vaccines against avian influenza, swine influenza, and seasonal influenza viruses. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Vaccines, viruses, influenza virus, avian influenza virus, and swine fever virus are included as controlled items in the U.S. Department of Commerce’s Commerce Control List. Please tell us whether you have provided, or intend to provide, any controlled items, including but not limited to those referenced above, directly or indirectly, to Cuba, Iran, Sudan or Syria.

Response:

The Company has not provided any controlled items to any export controlled or embargoed country on either a direct or indirect basis including Syria, Iran, Sudan and Cuba. The dossiers referenced in the Annual Report were for the Company’s oral insulin product, and the Company, in conjunction with counsel, had been working with the relevant US government agencies to ensure the appropriate permits would be in place should sales of the Company’s oral insulin product commence, and did receive a license from the Office of Foreign Asset Control of the U.S. Department of Treasury to export the product to Iran. The Company has since discontinued pursuing regulatory approval of the regulatory dossiers for oral insulin in Syria, Iran and Sudan and does not anticipate any shipments or sales of any type to these countries in the foreseeable future.

Securities and Exchange Commission

February 15, 2012

Furthermore, the Company has not provided, nor does it intend to provide any of its influenza vaccine products (or other controlled products) to any export controlled or embargoed countries on the U.S. Department of Commerce list, including but not limited to those referenced above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Resources

Contractual Obligations, page 40

2.	You disclose that “the long-term obligations of Generex to purchase insulin under its supply agreement with sanofi-aventis entered into on December 7, 2009 are not included in the table above because the quantities and prices relating to Generex’s obligations are subject to confidential treatment.” It appears that the aggregate purchases under the agreement are not subject to confidential treatment and the exclusion of ordinary course items does not appear to be consistent with the objective of the Item 303(a)(5) of Regulation S-K. Please provide us proposed disclosure to be included in a future periodic report that includes the aggregate purchase amounts by period under your supply agreement with sanofi-aventis and all other suppliers.

Response:

The Company respectfully submits that the aggregate minimum required purchases under the sanofi-aventis agreement are subject to confidential treatment pursuant to the Commission’s Order Granting Confidential Treatment under the Securities Exchange Act of 1934 dated January 21, 2010 (File No. 0-25169 – CF# 24479) (the “Order”). The Company has no other legally binding purchase commitments under its agreements with other suppliers

The Order granted the Company’s request in full for confidential treatment of the redacted portions of the sanofi-aventis agreement which was filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on December 11, 2009 (“Exhibit 10.2”). The aggregate amount of the minimum kilograms of active ingredient that the Company was obligated to purchase from sanofi-aventis prior to December 31, 2011 under the agreement was specifically redacted in Exhibit 5 to Exhibit 10.2, which constituted the only reference to the aggregate amount in the agreement. In addition, the minimum amounts to be purchased by the Company in each of the contract years ending December 31, 2009, 2010 and 2011 were also specifically redacted in Exhibit 5 to Exhibit 10.2. Furthermore, the prices to be paid by the Company for each kilogram of active ingredient through December 31, 2012 were specifically redacted in Exhibit 2 to Exhibit 10.2. Therefore, the Company respectfully submits that it could not provide the aggregate purchase amounts under the sanofi-aventis agreement required by Item 303(a)(5) if Regulation S-K without divulging confidential information subject to the Order. Pursuant to the Order, the confidential treatment of the redacted information in the sanofi-aventis agreement will expire on October 31, 2016, which is the expiration date of the initial term under the sanofi-aventis agreement.

Securities and Exchange Commission

February 15, 2012

The Company further notes that although there are no minimum purchase requirements for any of the remaining contract years under the sanofi-aventis agreement, the Company did not fully satisfy the minimum purchase requirements for 2010 and 2011. Therefore, the Company will continue to include a footnote reference under “Contractual Obligations” in future periodic reports in substantially the following form:

“Although there are no minimum purchase requirements for any of the remaining contract years under Generex’s supply agreement with sanofi-aventis entered into on December 7, 2009, Generex has not fully satisfied the minimum purchase requirements for the contract years ended December 31, 2010 and 2011. To the extent that Generex has any continuing long-term obligations to purchase insulin under this agreement, such obligations are not included in the table above because the quantities and prices relating to Generex’s obligations are subject to confidential treatment.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12 – Series A 9% Convertible Preferred Stock

Accounting for proceeds from the convertible preferred stock financing, page 76

3.	Your allocation of the proceeds from the July 2011 financing resulted in the fair values of the instruments issued exceeding the proceeds and the excess was treated as a deemed dividend. Please provide us with your analysis of the various financial instruments issued with the Series A 9% Convertible Preferred Stock transaction and the method used to allocate the proceeds. Include in your response the literature used to account for each instrument.

Response:

The Company respectfully submits that it conducted detailed research on the treatment of the proceeds from the July 2011 financing (the “Transaction”), including conducting a review of the relevant FASB sections and pronouncements from the Staff and engaging in consultations with outside experts and the Company’s Audit Committee. The memorandum attached hereto as Exhibit A and incorporated by reference herein (“Exhibit A”) was presented to the Audit Committee and the independent auditors prior to the filing of the Annual Report by the Company’s management and describes the rationale and analysis for the treatment of the various components of the Transaction. Management believes that the accounting treatment described in Exhibit A is consistent with current FASB and Staff guidance (i.e. US GAAP) and is the appropriate method for measurement and recording of the various components of the Transaction.

Securities and Exchange Commission

February 15, 2012

Note 22 – Subsequent Events, page 83

4.	You disclose that in a letter agreement signed on September 28, 2011 you agreed to convert an unsecured payable in the amount of $1.1 million to a balance inclusive of interest and fees of approximately $2.2 million. According to the letter agreement, the balance will be settled in Antigen stock following the proposed spinout of Antigen. Please provide us your analysis that supports the accrual of the agreement dated September 28, 2011 in your July 31, 2011 balance sheet.

Response:

The note payable balance, as well as the additional amounts consisting of interest and fees, pertain to accounting periods prior to July 31, 2011. It was only the method of settlement (i.e. to be settled in Antigen stock following the proposed spinout of Antigen) which was agreed to on September 28, 2011 and disclosed as a subsequent event as per the paragraph below.

“On September 28, 2011, the Company signed a letter agreement agreeing to convert an unsecured payable from May 2009 in the amount of approximately $1.1 million to a balance inclusive of interest and fees of approximately $2.2 million. Per the letter agreement, such balance will be settled in Antigen stock following the proposed spinout of Antigen. The balance per the letter agreement has been accrued at July 31, 2011 and has been included in our consolidated balance sheet under accounts payable and accrued expenses as of such date.”

Therefore, the Company respectfully submits that the amount has been appropriately recorded and classified in the appropriate period. Such disclosure was reviewed with the Company’s Audit Committee prior to the filing of the Annual Report.

Financial Statement Schedules, page 86

5.	You disclose on page 87 that the auditors’ report of MSCM LLP with respect to the Financial Statement Schedule information for the years ended July 31, 2011 is included with its report on our financial statements located at page 45. However, the report of MSCM LLP does not indicate that the Financial Statements Schedules are covered by their report. In future filings, request that MSCM LLP provide a separate report or revise their existing report to indicate that the Schedules are covered by their report as required by Rule 5-04(c) of Regulation S-X.

Response:

Management has discussed this matter raised in Comment 5 with its independent auditors, MSCM LLP. The auditors concurred that further language should have been included in the auditors’ report to refer to the Financial Schedules (Schedule II) in Item 15. In future filings, MSCM LLP intends to include suitable language in its auditors’ report which refers to the Financial Schedules. The Company anticipates that language similar to the following will be inserted in to the first and third paragraphs of the auditors’ report:

Securities and Exchange Commission

February 15, 2012

First paragraph – “… Our audits also included the financial statement schedule listed in the index under Item 15. …”

Third paragraph – “… Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein. …”

* * *

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by email at mfletcher@generex.com or by facsimile number 647-547-7104 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher

President and Chief Executive Officer

cc:	Stephen Fellows, Acting CFO
Gary Miller, Esq.

Attachment

Exhibit A

TO:	File

DATE:	October 7, 2011

RE:	Convertible Preferred Stock Transaction, July 2011

A)	Background and summary of the financing transaction

Pursuant to a securities purchase agreement dated July 8, 2011, the Company sold an aggregate of 2,575 shares of convertible preferred stock, as well as 17,166,667 accompanying warrants for gross proceeds of $2,575,000. An aggregate of 17,166,667 shares of the Company’s common stock are issuable upon conversion of the convertible preferred stock which was issued at the initial closing.

Subject to certain ownership limitations, the convertible preferred stock is convertible at the option of the holder at any time into shares of the Company’s common stock at an effective conversion price of $0.15 per share, and will accrue a 9% dividend until July 8, 2014 and, beginning on July 8, 2014 and on each one year anniversary thereafter, such dividend rate will increase by an additional 3%. The dividend will be payable quarterly on September 30, December 31, March 31 and June 30, beginning on September 30, 2011 and on each conversion date in cash, or at the Company’s option, in shares of common stock. In the event that the convertible preferred stock is converted prior to July 8, 2014, the Company will pay the holder of the converted preferred stock an amount equal to $270 per $1,000 of stated value of the convertible preferred stock, less the amount of all prior quarterly dividends paid on such converted preferred stock before the relevant conversion date. Such “make-whole payment” may be made in cash or, at the Company’s option, in shares of its common stock. In addition, beginning July 8, 2014, the Company will pay dividends on shares of preferred stock equal to (on an as-if-converted-to-common-stock basis) and in the same form as dividends (other than dividends in the form of common stock) actually paid on shares of the common stock when, and if such dividends are paid. The Company will incur a late fee of 18% per annum on unpaid dividends.

The conversion price of the convertible preferred stock is subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders. The conversion price will also be adjusted if the Company sells or grants any shares of common stock or securities convertible into, or rights to acquire, common stock at an effective price per share that is lower than the then conversion price, except in the event of certain exempt issuances. In addition, the holders of convertible preferred stock will be entitled to receive any securities or rights to acquire securities or property granted or issued by the Company pro rata to the holders of its common stock to the same extent as if such holders had converted all of their shares of convertible preferred stock. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the holders of convertible preferred stock will be entitled to receive, upon conversion of their shares, any securities or other consideration received by the holders of the Company’s common stock pursuant to the fundamental transaction.

MEMO

In conjunction with the issuance of the convertible preferred stock, the Company also issued 17,166,667 warrants to the investors.  Subject to certain ownership limitations, the warrants will be exercisable at any time after their date of issuance and on or before the fifth-year anniversary thereafter at an exercise price of $0.25 per share of common stock. The exercise price of the warrants and, in some Cases, the number of shares issuable upon exercise, are subject to adjustment in the case of stock splits, stock dividends, combinations of shares, similar recapitalization transactions and certain pro-rata distributions to common stockholders. The exercise price and number of shares of common stock issuable upon exercise will also be adjusted if the Company sells or grants any shares of common stock or securities convertible into, or rights to acquire, common stock at an effective price per share that is lower than the then exercise price, except in the event of certain exempt issuances. In addition, the warrant holders will be entitled to receive any securities or rights to acquire securities or property granted or issued by the Company pro rata to the holders of its common stock to the same extent as if such holders had exercised all of their warrants. In the event of a fundamental transaction, such as a merger, consolidation, sale of substantially all assets and similar reorganizations or recapitalizations, the warrant holders will be entitled to receive, upon exercise of their warrants, any securities or other consideration received by the holders of the Company’s common stock pursuant to the fundamental transaction.

In addition, until the first anniversary of date of the securities purchase agreement, each investor may, in its sole determination, elect to purchase, severally and not jointly with the other investors, in one or more purchases, in the ratio of such investor's original subscription amount to the original aggregate subscription amount of all investors, additional units consisting of convertible preferred stock and warrants at a purchase price of $1,000 per unit with an aggregate subscription amount thereof of up to $2,575,000, which units will be identical to the units of convertible preferred stock and warrants issued in connection with the July 2011 closing.

B)	Initial Accounting

The transaction net cash proceeds were $2,315,000.  The transaction consists of 6 components which will be further discussed below:

1)	Convertible preferred stock (“CPS”)
2)	Conversion feature of preferred stock
3)	Warrants
4)	“Make whole” payments
5)	Additional investment rights (“AIR”)
6)	Issuance costs

MEMO

1)	Convertible Preferred Stock

The first area to be addressed regarding the CPS is whether or not it can be considered a derivative.  To be considered a derivative, the CPS would have to meet the following criteria as discussed in ASC 815-10-15-83.  A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a)  Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

i)  One or more underlyings

ii) One or more notional amounts or payment provisions or both.

b) Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c) Net settlement. The contract can be settled net by any of the following means:

i) Its terms implicitly or explicitly require or permit net settlement.

ii) It can readily be settled net by a means outside the contract.

iii) It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

While the CPS have a notional amount and an underlying, there is clearly an initial net investment, as the CPS have been purchased, so the CPS are not derivatives.

2)	Conversion feature of Preferred Stock

Since the CPS are not derivatives, the next question is whether or not there is an embedded derivative  i.e. Are the CPS a hybrid instrument?

The definition of an embedded derivative per ASC 815-15 20 is:

Implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by a contract in a manner similar to a derivative instrument.

Based on this, it is clear that the conversion feature is an embedded derivative, however not all embedded derivatives are required to be separated from the host contract.

If the embedded derivative meets all the conditions as per ASC 815-15-25-1, it must be separated.  If not, then it cannot be separated.

Per ASC 815-15-25-1, an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10, if and only if all of the following criteria are met:

 MEMO

    a.  The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

    b.  The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

    c.  A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

It would appear that the first test is not met as the conversion feature is considered to be “clearly and closely related” to the host contract (i.e. the CPS), so the embedded derivative should not be separated from the host contract.

Further guidance regarding the clearly and closely related (C&CR) concept can be found in an SEC announcement from November 2010.

Extract from SEC announcement:

“Companies should consider the staff’s views in EITF Topic D-109 (ASC 815-10-S99, S99-3) on determining the nature of the host contract when the hybrid financial instrument is in the form of a share. Understanding the nature of the host contract often is a key component in determining whether an embedded feature is clearly and closely related to its host (for instance, a conversion option into equity shares would often be C&CR to an equity host contract but not C&CR to a debt host contract).”

SEC Staff Announcement: Determining the Nature of a Host Contract Related to a Hybrid Instrument Issued in the Form of a Share Under Topic 815

S99-3  The following is the text of SEC Staff Announcement: Determining the Nature of a Host Contract Related to a Hybrid Instrument Issued in the Form of a Share under Topic 815.

The SEC Observer made the following announcement of the SEC staff's position relating to the determination of whether the characteristics of a host contract related to a hybrid financial instrument issued in the form of a share are more akin to a debt instrument or more akin to an equity instrument.

MEMO

Consistent with Section 815-15-25, the SEC staff believes that the determination of the nature of the host contract for a hybrid financial instrument issued in the form of a share (that is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument) should be based on a consideration of economic characteristics and risks. The SEC staff also believes that in performing an evaluation of an embedded derivative feature under paragraph 815-15-25-1(a), the consideration of the economic characteristics and risks of the host contract should be based on all of the stated or implied substantive terms and features of the hybrid financial instrument. FN 1 In evaluating the stated and implied substantive terms and features, the existence or omission of any single term or feature is not necessarily determinative of the economic characteristics and risks of the host contract (that is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument). Although the consideration of an individual term or feature may be weighted more heavily in the evaluation, judgment is required based upon an evaluation of all the relevant terms and features. For example, the SEC staff believes that the fact that a preferred stock contract without a mandatory redemption feature would be classified as temporary equity under paragraph 480-10-S99-3A is not in and of itself determinative of the nature of the host contract (that is, whether the nature of the host contract is more akin to a debt instrument or more akin to an equity instrument). Rather, the SEC staff believes that the nature of the host contract depends upon the economic characteristics and risks of the preferred stock contract. FN 2

FN 1 The "hybrid financial instrument" includes the terms and features pertaining to other embedded derivatives that are separately evaluated under paragraph 815-15-25-1.  However, the SEC staff understands that as an accounting policy some registrants exclude the terms and features pertaining to the individual embedded derivative being evaluated under paragraph 815-15-25-1 in determining the nature of the host contract for that particular embedded derivative.

FN 2 The SEC staff does not believe the guidance pertaining to the paragraph 815-10-15-74(a) scope exception in paragraph 815-10-15-76 is applicable, by analogy, to the determination of the nature of the host contract under paragraph 815-15-25-1(a).

This staff announcement is limited to the SEC staff's position regarding the determination of whether a host contract related to a hybrid financial instrument issued in the form of a share is considered to be a debt instrument or an equity instrument for purposes of the evaluation of an embedded derivative (or multiple embedded derivatives) under paragraph 815-15-25-1(a). It is not intended to address when an embedded derivative (or multiple embedded derivatives) should be separated from the host contract under Topic 815 or the accounting under Topic 815 when such separation is required. Topic 815 provides the relevant guidance for these matters. For example, paragraphs 815-15-25-24 through 25-25 provide guidance on how an entity determines the characteristics of a debt host contract once a conclusion has been reached that the host contract is a debt instrument.

Therefore, based on the fact that the host contract CPS is considered to be an equity instrument, the embedded derivative can thus be considered C&CR and therefore it cannot be separated.

3)	Warrants

The warrants issued in conjunction with the CPS financing contain price protection features that, in accordance with ASC 815-40-15-05, represent a derivative liability.  The fair value of the Derivative Warrant Liability at the initial measurement date was approximately $1.9 million and such value is included on the Company’s balance sheet, along with the previously existing derivative warrants.

MEMO

4)	“Make whole” payments

The “make whole” payments represent compulsory dividends on the face value of the CPS representing the first three years of dividend payments.  The “make whole” payments are payable in cash or shares if the CPS are converted in part or in whole during the initial three years following issuance.  As these payments are compulsory, regardless of when the conversions are effected, the “make whole” is considered to be part of the net proceeds (i.e. deducted from gross proceeds).  The “make whole” amount of approximately $0.7 mil is shown in accrued liabilities on the July 31, 2011 balance sheet (net of “make whole” payments on conversions which occurred prior to July 31, 2011).

5)	Issuance Costs

These costs represent cash and value of the stock issued as commission and legal fees.  As the host instrument is considered equity, the issuance costs are also deducted from gross proceeds.  Issuance costs paid in cash on the transaction were $260,000.

6)	Additional Investment Rights (“AIR”)

The AIR are a derivative based on the criteria in paragraph 1 above.  Additionally they represent an embedded derivative, as per the definition in paragraph 2 above.  The AIR are required to be separated from the host contract, as it meets the criteria for separation a), b) and c) in paragraph 2 above:

a)	The AIR is not C&CR to the host contract.
b)	The hybrid host contract is not revalued (as it is equity).
c)	A separate contract with identical terms would be considered a derivative.

As such, the AIR has been “fair valued” using the binomial lattice model, which is a preferred model to the Black-Scholes model, per recent SEC guidance and consistent with the Company’s recent treatment of its derivative warrants.

Accounting for proceeds

Based on the components identified, the net proceeds from the raise were allocated as follows to the CPS.  As the fair value of the components have a value greater than the net proceeds of $766,417, for accounting purposes the excess is treated as a “deemed dividend” on the preferred stock and the CPS will have a zero value on the Company’s balance sheet.

Allocation of proceeds
Amount to be allocated (net proceeds)	2,315,000
Warrant liability fair value	(1,871,167)
Additional investment right fair value	(515,000)
Make whole liability - preferred stock dividend	(695,250)
Preferred share - deemed dividend	(766,417)

MEMO

C)	Subsequent Accounting

1)	Conversions of CPS

Upon conversion of the CPS to common stock, the only entry will be to adjust the common stock par value amount in relation to the number of shares converted, with an offsetting debit to additional paid in capital (APIC).  There is no P&L impact upon conversion.

2)	Warrant & AIR derivative fair valuation

At each subsequent balance sheet date up to the expiry or exercise of the warrants and AIR, these derivative instruments need to be fair valued using the binomial lattice model with the corresponding gain or loss impacting the Company’s P&L statement.

Management believes that the accounting treatment described above is in line with current FASB and SEC guidance (i.e. US GAAP) and is the appropriate method for measurement and recording of the Company’s convertible preferred stock and related financial instruments.